Exhibit No. 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

Opinion

We have audited the consolidated financial statements of Worthington Armstrong Venture and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 15, 2022

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2021 and 2020

(Dollar amounts in thousands)

Assets	2021	2020
Current assets:
Cash and cash equivalents	$2,587	$1,339
Accounts receivable, net	38,779	27,311
Receivables from affiliates	4,342	4,893
Inventory, net	73,263	31,492
Other current assets	718	1,730
Total current assets	119,689	66,765
Property, plant, and equipment, net	32,525	31,059
Goodwill and intangibles	9,219	9,383
Other assets	412	376
Total assets	$161,845	$107,583

Liabilities and Partners' Deficit
Current Liabilities:
Current portion of long-term debt	$-	$50,000
Accounts payable	22,801	12,978
Accounts payable to affiliates	4,460	4,158
Accrued expenses	9,615	5,654
Taxes payable	174	180
Total current liabilities	37,050	72,970
Long-term liabilities:
Long-term debt	295,410	231,689
Other long-term liabilities	1,992	2,988
Total long-term liabilities	297,402	234,677
Total liabilities	334,452	307,647
Partners’ deficit:
Accumulated deficit	(169,641)	(197,256)
Accumulated other comprehensive loss	(2,966)	(2,808)
Total partners’ deficit	(172,607)	(200,064)
Total liabilities and partners’ deficit	$161,845	$107,583

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2021, 2020, and 2019

(Dollar amounts in thousands)

	2021	2020	2019
Net sales	$430,823	$343,318	$393,246
Cost of sales	(186,293)	(148,591)	(173,605)
Gross margin	244,530	194,727	219,641
Selling, general, and administrative expenses	(51,194)	(47,489)	(39,438)
Operating income	193,336	147,238	180,203
Other income (expense), net	113	509	(2,743)
Interest expense	(8,668)	(9,779)	(11,281)
Income from continuing operations before income tax expense	184,781	137,968	166,179
Income tax expense	(166)	(203)	(231)
Net income from continued operations	184,615	137,765	165,948
Discontinued Operations (Note 3)
Net income from discontinued operations, net of tax expense	-	-	52,211
Total net income	184,615	137,765	218,159

Other comprehensive income (loss):
Change in pension plan	864	(183)	3,116
Change in cash flow hedge	(1,022)	832	(1,620)
Foreign currency adjustments	-	-	9,285
Total other comprehensive income (loss)	(158)	649	10,781
Total comprehensive income	$184,457	$138,414	$228,940

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Deficit

Years ended December 31, 2021, 2020, and 2019

(Dollar amounts in thousands)

	Contributed capital
		The		Accumulated
	Armstrong	Worthington		other	Total
	Ventures,	Steel	Accumulated	comprehensive	partners’
	Inc.	Company	deficit	income (loss)	deficit
Balance, December 31, 2018	$—	$—	$(218,280)	$(14,238)	$(232,518)
Net income	—	—	218,159	—	218,159
Distributions	—	—	(172,000)	—	(172,000)
Change in pension plan	—	—	—	3,116	3,116
Change in cash flow hedge	—	—	—	(1,620)	(1,620)
Foreign currency translation adjustments	—	—	—	9,285	9,285
Balance, December 31, 2019	—	—	(172,121)	(3,457)	(175,578)
Net income	—	—	137,765	—	137,765
Distributions	—	—	(162,900)	—	(162,900)
Change in pension plan	—	—	—	(183)	(183)
Change in cash flow hedge	—	—	—	832	832
Balance, December 31, 2020	—	—	(197,256)	(2,808)	(200,064)
Net income	—	—	184,615	—	184,615
Distributions	—	—	(157,000)	—	(157,000)
Change in pension plan	—	—	—	864	864
Change in cash flow hedge	—	—	—	(1,022)	(1,022)
Balance, December 31, 2021	$—	$—	$(169,641)	$(2,966)	$(172,607)

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2021, 2020, and 2019

(Dollar amounts in thousands)

	2021	2020	2019
Cash flows from operating activities:
Net income	$184,615	$137,765	$218,159
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of international operations	-	-	(46,238)
Depreciation and amortization	4,273	4,013	4,134
Pension settlement expense	-	-	2,603
Changes in assets and liabilities:
Change in receivables	(10,917)	5,121	(3,247)
Change in inventory	(41,771)	3,057	4,514
Change in payables and accrued expenses	14,553	(1,132)	3,634
Other	(178)	326	(774)
Net cash provided by operating activities, including discontinued operations	150,575	149,150	182,785
Cash flows from investing activities:
Purchases of property, plant, and equipment	(5,575)	(7,857)	(6,875)
Sale of property, plant, and equipment	-	-	(19)
Cash of discontinued operations transferred to Knauf	-	-	(13,130)
Cash consideration received from affiliate	-	25,930	-
Net cash provided by/(used) in investing activities, including discontinued operations	(5,575)	18,073	(20,024)
Cash flows from financing activities:
Proceeds from revolving credit facility	180,000	166,500	188,000
Issuance of long-term debt	50,000	-	-
Repayment of revolving credit facility	(215,500)	(170,500)	(194,500)
Financing cost	(1,252)	-	-
Distributions paid	(157,000)	(162,900)	(172,000)
Net cash used in financing activities, including discontinued operations	(143,752)	(166,900)	(178,500)
Net increase (decrease) in cash and cash equivalents	1,248	323	(15,739)
Cash and cash equivalents at beginning of year	1,339	1,016	16,755
Cash and cash equivalents at end of year	$2,587	$1,339	$1,016
Supplemental disclosures:
Interest paid	$8,668	$9,779	$11,424
Income taxes paid	211	190	782

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

(1) Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has six manufacturing plants located throughout the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of property, plant, and equipment and goodwill, accrual for volume rebates, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions have been eliminated.

(b) Revenue Recognition

The Company recognizes revenue upon transfer of control of products to the customer, which typically occurs upon shipment. The main performance obligation to customers is the delivery of products in accordance with purchase orders. Each purchase order confirms the transaction price for the products purchased under the arrangement. Direct shipments to building materials distributors, home centers, direct customers and retailers represent the majority of sales transactions. Standard sales terms are Free On Board (“FOB”) shipping point; however, the Company does have minimal sales terms that are FOB destination. At the point of shipment, the customer is required to pay under normal sales terms, which in most cases are 45 days or less, with no material financing components. While the majority of the Company’s revenue is derived from the sale of standard products, the Company also manufactures and sells customized ceiling products. The manufacturing cycle for these products is typically short.

The Company’s products are sold with normal and customary return provisions. Limited warranties are provided for defects in materials or factory workmanship, sagging and warping, and certain other manufacturing defects. Warranties are not sold separately to customers, and product warranties place certain requirements on the purchaser, including installation and maintenance in accordance with written instructions. In addition to the warranty program, under certain limited circumstances, the Company will occasionally, at its sole discretion, provide a customer accommodation repair or replacement. Warranty repairs and replacements are most commonly made by professional installers employed by or affiliated with the Company’s independent distributors. Sales returns and warranty claims have historically not been material and do not constitute separate performance obligations.

The Company often offers incentive programs to its customers, primarily volume rebates and promotions. The majority of the Company’s rebates are designated as a percentage of annual customer purchases. Rebate amounts are estimated based on actual sales for the period and accrued for the projected incentive programs costs. The costs of rebate accruals are recorded as a reduction to revenue. Other sales discounts, including early pay promotions, are deducted immediately from the sales invoice.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income and comprehensive income.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

(c) Derivative Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivatives not designated as hedges or that do not meet the criteria for hedge accounting, all changes in fair value are recorded immediately to profit or loss.

(d) Advertising Costs

The Company recognizes advertising expense as incurred. Advertising expense was $2,079, $1,338, and $1,386 for the years ended December 31, 2021, 2020, and 2019 respectively.

(e) Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $4,157, $3,464, and $3,913 for the years ended December 31, 2021, 2020, and 2019 respectively.

(f) Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off‑balance‑sheet credit exposure related to its customers.

(h) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on the first‑in, first‑out method.

(i) Long‑Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight‑line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(j) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually. The impairment tests performed in 2021 and 2020 did not result in an impairment of goodwill.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

(k)
Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which amends accounting for leases, most notably by requiring a lessee to recognize the assets and liabilities that arise from a lease agreement. Specifically, this new guidance will require lessees to recognize a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term, with limited exceptions. In 2019, the FASB approved a proposal to defer the effective date to January 1, 2022. As such, the Company plans to adopt ASU 2016-02 effective January 1, 2022.

(3) Discontinued Operations

On November 17, 2017, Armstrong World Industries, Inc. (AWI) entered into a Share Purchase Agreement (the Purchase Agreement) with Knauf International GmbH (Knauf) to sell certain subsidiaries comprising its business in Europe, the Middle East, Africa (EMEA) and the Pacific Rim. The sale also included the corresponding businesses and operations of the Company, and was approved by both Armstrong and Worthington. The consideration to be paid by Knauf for the Company’s businesses was approximately $92,000, subject to certain adjustments as provided in the Purchase Agreement, including adjustments based on the economic impact of any required regulatory remedies and a working capital adjustment.

On July 18, 2018, AWI entered into an amendment to the above Purchase Agreement, pursuant to which Knauf agreed to irrevocably and unconditionally pay AWI (i) $250,000 on August 1, 2018, and (ii) $80,000 on September 15, 2018, if, prior to such date (A) any competition condition has not been satisfied, or (B) the closing has not yet occurred. The amendment also provided for the reduction (from a maximum of $35,000 to a maximum of $20,000) of potential adjustments to the purchase price consideration for the transaction based on the impact of remedies required to satisfy competition conditions. AWI received both the $250,000 payment and the $80,000 payment from Knauf in the third quarter of 2018. Following receipt of these payments, $70,000 was remitted to the Company in partial consideration of the purchase price in respect of the business and operations of the Company under the transaction. The Company subsequently paid each AWI and Worthington a dividend of $35,000 in 2018.

On September 30, 2019, the previously announced sale of the Company’s international businesses and operations was completed. In connection with the closing of the sale, the Company also entered into an Intellectual Property License Agreement with Knauf for its benefit (and, under sublicense, to the buyer of the divested business) under which they license certain patents, trademarks and know-how from us for use in certain licensed territories. The Company also entered into a Supply Agreement with Knauf under which the parties may continue to purchase certain products from each other following the closing of the Sale in the normal course of business.

As of December 31, 2019, the portion of the purchase price adjustment to be allocated to the Company from AWI had not yet been finalized, and the estimated amount receivable from AWI was $25,930, which was reflected within Receivables from Affiliates at December 31, 2019. This amount included estimated working capital adjustments, remedy adjustments, and fees allocable to the Company from AWI related to the transaction, as well as $13,130 of cash transferred to Knauf at the time of sale. There were no additional purchase price adjustments allocated to the Company in 2020, and the remaining $25,930 was remitted to the Company from AWI in two payments received in May and September 2020. Following receipt of these payments, the Company subsequently paid each AWI and Worthington dividends totaling $12,950.

EMEA and Pacific Rim’s financial results have been reflected in the consolidated financial statements as discontinued operations for all periods presented. The following table represents the results of discontinued operations for the year ended December 31, 2019:

2019
Net sales	$49,555
Cost of sales	37,736
Selling, general, and administrative expenses	2,872
Other expense, net	412
Gain on sale of international operations	(46,238)
Income from discontinued operations before tax expense	54,773
Income tax expense	(2,562)
Net income from discontinued operations	52,211

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

The following is a summary of capital expenditures of our discontinued operations, which is presented as a component of investing activities in our consolidated statement of cash flows:

2019
Purchase of property, plant and equipment	124

(4) Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $113 and $437 at December 31, 2021 and 2020, respectively.

(5) Inventory

	2021	2020
Finished goods	$21,819	$12,106
Goods in process	474	340
Raw materials	47,788	15,972
Supplies	3,182	3,074
Total inventory, net of reserves	$73,263	31,492

(6) Derivative Instruments and Hedging Activities

The Company uses interest-rate related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments and uses commodity derivatives to manage its exposure to commodity price fluctuations. The Company does not enter into derivative instruments for any purpose other than cash flow hedging. The Company does not speculate using derivative instruments.

The Company currently uses variable-rate London Interbank Offered Rate (LIBOR) debt to finance its operations. While it is expected that LIBOR will continue to be calculated until at least mid-2023, the terms of the Company’s credit facility provide a mechanism for a transition to an alternative rate of interest in the event that LIBOR is no longer available or certain other circumstances necessitate a transition to an alternative rate such as the Secured Overnight Financing Rate (SOFR). The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments, and thus may enter into interest rate swap agreements to manage fluctuations in cash flows resulting from changes in the benchmark interest rate. The swap changes the variable‑rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the Company’s current interest rate swap, the Company receives LIBOR‑based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed‑rate debt for the notional amount of its debt hedged. Management will continue to evaluate opportunities to limit variability of cash flows resulting from changes in the benchmarked interest rate after the Company’s current interest rate swap expires in February 2022.

On April 28, 2017 the Company entered into a swap with a notional amount of $50,000 maturing in February 2022, under the terms of which the Company pays a fixed rate of 1.9365% and receives one-month LIBOR. This swap is designated as a cash flow hedge. The swap was unaffected by the extension of the Company's revolving credit facility in 2021.

As of December 31, 2021 and 2020, the total notional amount of the Company’s outstanding interest-rate swap agreement that was entered into to hedge outstanding or forecasted debt obligations was $50,000 and $50,000, respectively.

In 2020, the Company entered into certain derivative instruments to hedge exposure to changes in cash flows attributable to commodity price fluctuations associated with certain forecasted transactions, specifically the future purchases of steel and aluminum used in manufacturing the Company’s products. Changes in the fair value of steel and aluminum derivative instruments designated as hedging instruments and that effectively offset the variability of cash flows associated with anticipated purchases of steel and aluminum are reported in accumulated other comprehensive income. These amounts subsequently are reclassed into cost of goods sold when the related inventory is liquidated and affects earnings. The Company assesses hedge effectiveness both at the onset of the hedge and at regular intervals throughout the life of the derivative instrument.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

The fair value of derivatives designated as hedging instruments held as of December 31, 2021 and 2020 are as follows:

	2021		2020
	B/S Location	Fair value	B/S Location	Fair value
Steel and aluminum hedges (current)	Accrued expenses	$567	Other current assets	$(1,368)
Interest rate swap (current)	Accrued expenses	$150
Interest rate swap (non-current)			Other long-term liabilities	1,063
Total derivatives		$717		$(305)

The amount of loss (gain) recognized in accumulated other comprehensive income was $717 and $(305), respectively as of December 31, 2021 and 2020.

(7) Property, Plant, and Equipment

	2021	2020
Land	$673	$673
Buildings	15,266	14,783
Machinery and equipment	73,801	65,585
Computer software	2,182	1,801
Construction in process	2,404	6,111
	94,326	88,953
Accumulated depreciation and amortization	(61,801)	(57,894)
Total property, plant, and equipment, net	$32,525	$31,059

Depreciation and amortization expense was $4,273, $4,013 and $4,134 for the years ended December 31, 2021, 2020 and 2019, respectively.

(8) Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short‑term maturity of these instruments. The carrying value and estimated fair value of debt was $295,410 and $303,168, respectively, at December 31, 2021. The carrying value and estimated fair value of debt was $282,311 and $293,354, respectively, at December 31, 2020.

The fair value of the Company’s debt is based on the amount of future cash flows discounted using rates the Company would currently be able to realize for similar instruments of comparable maturity.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three‑level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

The Company’s derivatives are valued using Level 2 inputs. The fair values are disclosed in Note 6. The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 3 inputs.

(9) Debt

The Company has a $250,000 revolving credit facility (Facility) with PNC Bank and other lenders. Upon its expiration in March 2021, the Facility was amended and restated. While there was no change in the amount of the facility, the term now expires March 31, 2026. As of December 31, 2021 and 2020 there was $146,500 and $182,000, respectively, outstanding under the Facility. The Company can borrow at rates with a range over LIBOR of 1.125% to 1.75%, depending on the Company’s leverage ratio, as defined by the terms of the Facility. As of December 31, 2021 and 2020, the rate was 1.35% and 1.65%, respectively.

On December 23, 2011, the Company entered into a Note Purchase and Private Shelf Agreement with Prudential Investment Management (Note Purchase Agreement) under which the Company issued $50,000 of 10‑year private placement notes with Prudential Investment Management, Inc. (Prudential Series A Notes) that matured in December 2021. At December 31, 2021 and 2020, there was $0 and $50,000 outstanding, respectively. The Prudential Series A Notes bear interest at 4.90% that was paid on a quarterly basis.

On October 19, 2018, the Company amended and restated the Note Purchase Agreement and issued $50,000 of 10‑year private placement notes with PGIM, Inc. (PGIM Series B Notes) that mature in October 2028. At December 31, 2021 and 2020, there was $50,000 outstanding. The PGIM Series B Notes bear interest at 4.79% that is paid on a quarterly basis.

On February 5, 2021, the Company amended and restated the Notes Purchase Agreement and issued $50,000 of 8-year private placement notes with PGIM, Inc. (PGIM Series D Notes) that mature in February 2029. The PGIM Series D Notes replaced the PGIM Series A Notes and therefore no cash was exchanged. At December 31, 2021, there was $50,000 outstanding. The PGIM Series D Notes bear interest at 3.05% that is paid on a quarterly basis.

On January 7, 2021, the Company issued $50,000 of 10-year private placement notes with Bank of America N.A. (BoA Series C Notes) that mature in January 2031. At December 31, 2021, there was $50,000 outstanding. The BoA Series C Notes bear interest at 2.90% that is paid bi-annually.

The debt agreements contain certain restrictive financial covenants, including, among others, interest coverage and leverage ratios. The Company was in compliance with its covenants during the years ended and as of December 31, 2021 and 2020.

(10) Pension Benefit Programs

The Company contributes to the Worthington Industries Deferred Profit Sharing Plan for eligible U.S. employees. Costs for this plan were $1,687, $1,311 and $1,549 for 2021, 2020 and 2019, respectively.

The Company also has a U.S. defined‑benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan. During 2019, the Company settled a portion of the plan liability by purchasing annuities for participants receiving monthly benefits below a specified level, in addition to offering lump sum settlements to all participants not receiving monthly payments. These actions reduced the number of participants in the plan, decreasing administrative burden, as well as lowering the Company’s remaining financial liability associated with the plan. Pension settlement accounting charges triggered by this activity totaled $2,603 in 2019.

The following tables set forth the defined‑benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2021 and 2020:

	2021	2020
Projected benefit obligation at beginning of year	$6,207	$5,857
Interest cost	133	173
Actuarial loss (gain)	(374)	534
Benefits paid	(633)	(357)
Projected benefit obligation at end of year	$5,333	$6,207

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

	2021	2020
Benefit obligation at December 31	$5,333	$6,207
Fair value of plan assets as of December 31	5,404	5,548
Funded status at end of year	$71	$(659)
Amounts recognized in the balance sheets consist of:
Other long-term liabilities	$—	$(659)
Other assets	71	—
Accumulated other comprehensive loss	2,248	3,113
Net amount recognized	$2,319	$2,454

Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.

The components of net periodic benefit cost (benefit) are as follows:

	2021	2020	2019
Interest cost	$133	$173	$305
Expected return on plan assets	(352)	(325)	(428)
Recognized net actuarial loss	217	213	283
Recognized settlement charge	-	-	2,603
Net periodic benefit cost	$(2)	$61	$2,763

The accumulated benefit obligation for the U.S. defined‑benefit pension plan was $5,333 and $6,207 at December 31, 2021 and 2020, respectively. The unrecognized net loss for the defined‑benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $93.

The valuations and assumptions reflect the Society of Actuaries PRI 2012 mortality table with MP-2021 generational projection scales as of December 31, 2021.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2021 and 2020 are as follows:

	2021	2020
Weighted average assumptions for the year ended December 31:
Discount rate	2.25%	3.08%
Expected long-term rate of return on plan assets	6.50	6.50
Weighted average assumptions as of December 31:
Discount rate	2.63%	2.25%
Expected long-term rate of return on plan assets	6.50	6.50

Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in Note 8 – Fair Value of Financial Instruments.

The U.S. defined‑benefit pension plan assets’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

The following tables set forth by level within the fair value hierarchy a summary of the plan’s assets measured at fair value on a recurring basis as of December 31, 2021 and 2020, respectively:

		2021
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$3,397	3,397	-
Debt securities	2,007	-	2,007
	$5,404	3,397	2,007

		2020
		Fair value based on
		Quoted active	Observable
		markets	inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$291	291	-
Debt securities	1,719	-	1,719
Common stocks	3,538	3,538	-
	$5,548	3,829	1,719

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Cash: Consists of cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short‑term maturity of these instruments.

Money market funds: The money market investment consists of an institutional investor money market fund, valued at the fund’s net asset value (NAV), which is normally calculated at the close of business daily. The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV.

Debt securities: Consist of investments in individual corporate bonds, municipal bonds, or government bonds. These bonds are each individually valued using a yield curve model, based on observable inputs, which may also incorporate available trade and bid/ask spread data where available.

Common stocks: Consist of investments in common stocks that are valued at the closing price reported on the active market on which the individual security is traded.

In developing the 6.50% expected long‑term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long‑term inflation assumptions.

The primary investment objective of the defined‑benefit pension plan historically was to achieve long‑term growth of capital in excess of 6.50% annually, exclusive of contributions or withdrawals. This objective was achieved through a balanced portfolio comprising equities, fixed income, and cash investments. Near the end of 2021, the Company's investment objective shifted to a more conservative fixed-income approach to reduce market risk in anticipation of purchasing annuities for the remaining plan participants in 2022.

Each asset class utilized by the defined‑benefit pension plan has a targeted percentage. The following table shows the 2021 asset allocation target and the December 31, 2021 and 2020 position:

		Position at December 31
	Target weight	2021	2020
Equity securities			64%
Fixed income securities	35%	37%	31%
Cash and equivalents	65%	63%	5%

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

The Company made contributions of $0, $200 and $400 to the U.S. defined‑benefit pension plan in 2021, 2020, and 2019 respectively. The Company expects to contribute $0 to the plan in 2022.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year(s) ending December 31:
2022	$355
2023	370
2024	371
2025	360
2026	354
2027-2031	1,715

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2021.

(11) Income Taxes

The Company is a general partnership in the United States, and accordingly, U.S. federal and state income taxes are generally the responsibility of the two general partners. Therefore, no federal income tax provision has been recorded on U.S. income.

(12) Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Minimum rent payments under operating leases are recognized on a straight‑line basis over the term of the lease including any periods of free rent. Rent expense during 2021, 2020 and 2019 amounted to $3,304, $3,034 and $2,714, respectively.

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows:

Year:
2022	$3,007
2023	3,135
2024	2,699
2025	2,241
2026	2,278
Thereafter	13,815
Total	$27,175

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

(13) Accumulated Other Comprehensive Income (Loss)

The following table summarizes the activity, by component, related to the change in AOCI for December 31, 2021 and the balances for accumulated other comprehensive income (loss):

			Accumulated
			other
	Cash flow		comprehensive
	hedge	Pension plan	(loss)
Balance, December 31, 2019	(527)	(2,930)	(3,457)
Other comprehensive (loss) / income before reclassifications	832	(292)	540
Amounts reclassified from accumulated other comprehensive income	—	109	109
Net current period other comprehensive (loss) / income	832	(183)	649
Balance, December 31, 2020	305	(3,113)	(2,808)
Other comprehensive (loss) / income before reclassifications	(1,022)	614	(408)
Amounts reclassified from accumulated other comprehensive income	—	250	250
Net current period other comprehensive (loss) / income	(1,022)	864	(158)
Balance, December 31, 2021	$(717)	$(2,249)	$(2,966)

The amount reclassified from AOCI was recorded in other income (expense) in the consolidated statements of income and comprehensive income.

(14) Related Parties

AWI provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. AWI purchases grid products from the Company, which are then resold along with AWI inventory to AWI's customers.

	2021	2020	2019
Services provided by Armstrong	$21,612	$20,721	$15,661
Sales to Armstrong	27,852	21,513	22,531

AWI owed the Company $4,342 and $4,893 for purchases of product as of December 31, 2021 and 2020, respectively, which are included in receivables from affiliates.

Worthington, and affiliates of Worthington, provide certain administrative processing services, steel processing services, and insurance‑related coverages to the Company for which it receives reimbursement.

	2021	2020	2019
Administrative services by Worthington	$2,017	$3,690	$1,604
Insurance-related coverage net of premiums by Worthington	1,649	1,384	926
Steel processing services by Worthington and affiliates of Worthington	1,213	1,420	2,317

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(Dollar amounts in thousands)

The Company owed $4,460 and $4,158 to Worthington and affiliates of Worthington as of December 31, 2021 and 2020, respectively, which are included in accounts payable to affiliates.

(15) Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(16) Business and Credit Concentrations

Approximately 29%, 24%, and 23% of net sales were to the Company’s largest third‑party customer for 2021, 2020, and 2019, respectively. The Company’s 10 largest third‑party customers accounted for approximately 76%, 75%, and 78% of the Company’s net sales for 2021, 2020, and 2019, respectively, and approximately 78% and 77% of the Company’s trade accounts receivable balances at December 31, 2021 and 2020, respectively. See Note 14 for sales to and amounts owed to the Company from AWI.

(17) Subsequent Events

Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 15, 2022.